Exhibit 99.12

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

UK: Total starts-up production at Laggan-Tormore

in the West of Shetland

Paris, February 8, 2016 - Total has started-up production from the Laggan and Tormore gas and condensate fields, located in 600 meters of water in the West of Shetland area. The fields will produce 90,000 barrels of oil equivalent per day (boe/d).

“Laggan-Tormore is a key component of our production growth in 2016 and beyond. The innovative subsea-to-shore development concept, the first of its kind in the United Kingdom, has no offshore surface infrastructure and benefits from both improved safety performance and lower costs,” said Arnaud Breuillac, President Exploration & Production. “By opening up this new production hub in the deep offshore waters of the West of Shetland, Total is also boosting the United Kingdom’s production capacity and Europe’s energy security.”

The Laggan-Tormore development consists of a 140 kilometer tie-back of four subsea wells to the new onshore Shetland Gas Plant which has a capacity of 500 million standard cubic feet per day. Following treatment at the gas plant, the gas is exported to the mainland via the Shetland Island Regional Gas Export System (SIRGE) and the condensates are exported via the Sullom Voe Terminal.

Total E&P UK operates Laggan-Tormore with a 60% interest alongside partners DONG E&P (UK) Limited (20%) and SSE E&P UK Limited (20%).

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom for more than 50 years and is one of the country’s leading oil and gas operators, with equity production of 107,000 boe/d in 2015 and expected operated production of 260,000 boe/d in 2016. Total’s production in the United Kingdom comes from several operated fields located offshore in three major zones: the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin area in the Central North Sea and the new Laggan-Tormore hub in the West of Shetland area.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

About DONG Energy

DONG Energy is one of the leading energy groups in Northern Europe, headquartered in Denmark. Around 6,700 ambitious employees are engaged in producing energy from offshore wind farms, bioenergy and thermal heat and power plants, oil and gas fields as well as providing energy solutions to residential and business customers. dongenergy.com

About SSE

SSE is an LSE listed company with total market capitalization of around £15 billion which is involved in producing, distributing and supplying electricity and gas and providing other energy-related services across the UK and Ireland. SSE has an active strategy of operating and investing in a balanced range of energy businesses across the UK and Ireland, and already owns gas production assets in that region. sse.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.